REPORT OF INDEPENDENT AUDITORS




                    To the Board of Directors
                           Sopheon plc

We have audited the accompanying consolidated balance sheets of Sopheon plc as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, and cash flows for each of three years in the period ended December 31, 2002. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sopheon plc at December 31, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 21 of Notes to the Financial Statements).

As discussed in Note 1 to the financial statements, the group's recurring losses from operations and lack of funds raise substantial doubt about its ability to continue as a going concern. (Management's plans as to these matters are also described in Note 1.) The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



    ERNST & YOUNG LLP
                         Reading, England
                           July 3, 2003
                           SOPHEON plc

              CONSOLIDATED PROFIT AND LOSS ACCOUNT




             Year ended December 31Notes200220012000
                         Pound'000Pound'000Pound'000

                    TURNOVER212,35313,9637,763
               Cost of sales(9,002)(10,186)(5,402)

                   GROSS PROFIT3,3513,7772,361

        Sales and marketing expenses(5,437)(7,281)(3,450)

    Research and development expenditure(2,331)(3,010)(3,321)

                   Amortisation and impairment
       charges in respect of goodwill(5,922)(21,431)(5,561)

        Other administrative expenses(5,727)(6,792)(2,759)


      Total administrative expenses(13,980)(31,233)(11,641)


             operating loss 3(16,066)(34,737)(12,730)
                      Share of operating loss
              of associated undertaking(46)(63)(76)
                   Interest receivable260373950
                        Interest payable
                 and similar charges5(327)(204)(89)


                   LOSS ON ORDINARY ACTIVITIES
              BEFORE TAXATION(16,179)(34,631)(11,945)

             Tax on loss on ordinary activities6126--


      RETAINED LOSS FOR THE YEAR (1)(16,053)(34,631)(11,945)


                         Loss per share
  basic and diluted (pence)     7       (19.4)p   (76.2)p    (33.4)p


                          _____________
(1)A summary of the significant adjustments to the loss for the year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 21 of Notes to the Financial Statements.

                      See accompanying Notes

                           SOPHEON plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES





Year ended 31 December                                          2002
         2001           2000

Pound'000         Pound'000          Pound'000

Loss on ordinary activities after taxation
          (16,053)            (34,631)            (11,945)
Exchange difference on retranslation
  of net assets of subsidiary undertakings
           75             31            100


Total recognised gains and losses relating to the year
          (15,978)            (34,600)            (11,845)



_________
The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 21 of Notes to the Financial Statements

See accompanying Notes


SOPHEON plc

CONSOLIDATED BALANCE SHEET


At December 31                                         Notes
2002           2001

Pound'000          Pound'000
fixed assets
Intangible assets
   Goodwill                                                8
5,091         11,124
   Less: Negative goodwill                                 8
(166)          (277)



4,925         10,847
Tangible assets                                            9
900          2,159
Investments                                               10
  -             46



5,825         13,052
current assets
Debtors                                                   12
2,660          3,592
Cash at bank and in hand                                  13
3,355         13,344



6,015         16,936

creditors: amounts falling due within one year
 14             (6,332)             (8,584)


net current (LIABILITIES) / ASSETS
(317)          8,352


TOTAL ASSETS LESS CURRENT LIABILITIES
        5,508         21,404

creditors: amounts falling due after more than one year
Bank loan                                                 15
  -           (25)
6% Convertible Unsecured Loan Stock 2004                          15
           (2,569)             (2,553)

                                        PROVISIONS FOR LIABILITIES
AND CHARGES                     16           (513)          (461)



2,426         18,365


capital and reserves
Called up share capital                                   18
4,147          4,116
Shares to be issued                                       19
465            465
Share premium account                                     19
45,380         45,372
Merger reserve                                            19
18,384         18,384
Other reserves                                            19
4,445          5,455
Profit and loss account                                   19
(70,395)            (55,427)


Shareholders' funds (all equity interests)(1)
             2,426         18,365



__________
  (1)                              A summary of the significant
adjustments to shareholders' funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 21 of Notes to the Financial Statements

See accompanying Notes

 SOPHEON plc

CONSOLIDATED STATEMENT OF CASH FLOWS



Year ended December 31                         Notes            2002
         2001           2000

Pound'000         Pound'000          Pound'000

NET CASH OUTFLOW FROM OPERATING ACTIVITIES         3        (10,268)
          (11,224)             (8,793)


return on investments and servicing of finance
Interest received                                        260
373            950
Interest paid                                          (327)
(204)           (88)
Interest element of finance lease rental payments
  -         -            (1)


                                                        (67)
169            861
TAXATION
Research and development tax credit                      126
  -         -



CAPITAL EXPENDITURE & FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets                      (104)
        (201)          (954)
Receipts from sales of fixed assets                       18
  -         -


                                                        (86)
(201)          (954)


ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                -           (668)
          (11,962)
Net cash acquired with subsidiary undertakings             -
13,705          (155)
Purchase of investment in associated undertaking           -
  -          (164)


                                                   -          13,037
          (12,281)
MANAGEMENT OF LIQUID RESOURCES
Decrease / (increase) in short term deposits
8,186             (3,512)          (267)


net cash OUTFLOW before financing                    (2,109)
(1,731)            (21,434)

financing
Issues of ordinary share capital                          39
1,567         20,222
Issue of convertible loan stock                            -
2,553         -
Repayment of long-term loans                            (51)
(36)           (30)
Repayment of capital element of finance lease
  -            (1)            (8)


                                                        (12)
4,083         20,184



(decrease) / Increase in cash              13        (2,121)
2,352             (1,250)




__________
The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 21 of Notes to the Financial Statements.

See accompanying Notes



SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Accounting convention
The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards, and on the going concern basis. At the year end the Group reported consolidated net current liabilities of Pound0.3m and gross cash resources of Pound3.4m. Whilst the cost base has been substantially reduced, the Group has continued to incur losses. Since the end of the year the directors have taken steps to restructure the business, initially through the divestiture of its US based Information Management ("IM") business to FIND/SVP Inc. ("FIND"), in respect of which a definitive agreement was signed on June 25, 2003 and which was completed on July 3, 2003. The gross value of the transaction amounted to just over $5 million, including $3 million in immediate cash consideration and a further $0.4 million in potential earn outs. FIND will also assume approximately $2.1 million of net current liabilities and approximately $0.45 million of tangible fixed assets.

The directors also convened an Extraordinary General Meeting of the holders of the Company's 6% Convertible
Unsecured Loan Stock, held on June 30, 2003, at which loan stockholders approved a resolution to extend the maturity date of the stock by a further year to June 2005 and amend the conversion price to 12p per share, contingent on the passing of a resolution to be put to ordinary shareholders at the forthcoming Annual General Meeting to increase the directors' authority to issue and allot shares.

On June 16, 2003 the Company issued 4,500,000 new ordinary shares by way of a placing for cash at 12p per share in order to provide additional working capital.

The directors believe that these steps will provide the group with adequate funding to support its activities through to the point at which they forecast that trading becomes cash generative. Nevertheless, the ability of the Group to continue as a going concern depends upon shareholders giving the approvals necessary to implement the rescheduling of the Convertible Loan Stock at the Annual General Meeting of the Company to be held on July 30, 2003 and upon the Group meeting the sales targets on which the trading forecasts for the Group are based, which include objectives for the Group's Accolade product that represent substantial growth over 2002. The directors have a reasonable expectation that these outcomes will occur, and that together they will provide adequate resources to enable the group to continue as a going concern. However, these outcomes are not certain. In the event that the maturity of loan stock not extended, or sales targets are not met, and in the absence of any other appropriate measures that might be available to the board, the cash generated from sales would continue to be insufficient to cover the cash outflows of the Group, and the going concern basis would cease to be appropriate.

The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty described above it is not currently possible to determine the extent and quantification of such adjustments but these would include the reclassification of creditors due in more than one year to less than one year, the write down of the carrying value of goodwill in the balance sheet to the best estimate of net realisable value on disposal, and provision for additional liabilities.

Basis of consolidation
The consolidated financial statements include the results of Sopheon plc (the "Company") and its subsidiary undertakings (together the "Group"). The results of Sopheon GmbH (formerly the Technology and Information
Services Division of Aventis Research & Technologies) and of Orbital Software Holding plc and its subsidiaries have been included, using the acquisition method of accounting, since their respective dates of acquisition, June 29, 2001 and November 15, 2001.

Turnover
Turnover comprises amounts derived from the sale of goods and services and is stated net of value added tax.
Sales of software products are recognised on delivery, and when no significant vendor obligations remain. Revenues from implementation and post contract support services in respect of software sales are recognised as the services are performed. Periodic subscription revenue is recognised rateably over the subscription period. Transaction-based revenue is billed and recognised as the related services are rendered. Revenues relating to significant maintenance and support agreements are deferred and recognised over the period of the agreements.
Revenues and associated costs under long term contracts are recognised on a percentage basis as the work is completed and any relevant milestones are met, using latest estimates to determine the expected duration and cost of the project.

Tangible fixed assets
Tangible fixed assets are stated at historical cost, less accumulated depreciation. The costs of developing portals used to deliver products and services are capitalised as tangible fixed assets in accordance with UITF29. Tangible fixed assets are depreciated on a straight line basis over their expected useful lives over the following periods.

Computer equipment       3 years
Fixtures and fittings        4 to 5 years
Internet portals     3 years

Research and development
Research and development expenditure is written off as incurred. The cost of registering patents and trademarks are written off as incurred. Subsidies received from the European Union and other state agencies are credited to the profit and loss account over the period to which they relate.

Goodwill
Goodwill arising on consolidation is capitalised and amortised on a straight line basis over its estimated useful economic life, which in all cases is three years. Goodwill is reviewed for impairment at the end of the first full financial year after acquisition and in other periods if events or changes in circumstances indicate that carrying values may not be recoverable. If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that has not been amortised is taken into account in determining the profit or loss on sale or closure.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, with the following exception. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.
Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.
Foreign currencies

The assets and liabilities of the subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. The profit and loss account is translated at the average rate of exchange. The exchange differences arising on the retranslation of subsidiary undertakings are, together with differences arising on the translation of long-term intra-
Group funding loans which are not intended to be repaid in the foreseeable future, taken directly to reserves. All other differences are taken to the profit and loss account.

Pensions
Sopheon contributes to the personal pension arrangements of employees, the costs of which are charged in the profit and loss account as incurred. One of its subsidiary companies, Sopheon GmbH, is committed to providing certain pensions based on final pensionable salaries of employees. Its pension liabilities were measured when the subsidiary was acquired in 2001 using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liabilities. The provision will be used to offset the future payments to those employees.
Leasing
Assets held under finance leases, which are leases where substantially all risks and rewards of ownership of the assets have passed to the group are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under financial leases are included as liabilities in the balance sheet. The interest elements of the rental obligations are charged to the profit and loss account over the period of the lease and represent a constant proportion of the balance of capital repayments outstanding. Rentals payable under operating leases are charged in the profit and loss account on a straight line basis over the lease term.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. turnover and segmental information

Turnover (excluding valued added tax) represents the amounts derived from the Group's principal activities which comprise (a) the design, development, production and marketing of software products together with associated implementation and consultancy services and (b) the provision of information and research services. The Group results are analysed between three geographical markets, the United States, the United Kingdom and the rest of Europe.

Analysis of turnover by area of activity





2002                2001           2000

Pound'000          Pound'000          Pound'000
Software and consultancy
        3,307          3,654          4,912
Information and research services
             9,046         10,309          2,851



12,353         13,963          7,763



Analysis of operating loss by area of activity





2002                2001           2000

             Pound'000          Pound'000          Pound'000
Software and consultancy                                       1,135
           719          1,406
Information and research services
2,216          3,058            955


Gross margin                                                   3,351
        3,777          2,361
Sales and marketing expenses
(5,437)             (7,281)             (3,450)
Administrative expenses (including
    goodwill amortisation
    and impairment charge)                                  (13,980)
          (31,233)            (11,641)


Operating loss                                              (16,066)
          (34,737)            (12,730)



SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. TURNOVER AND SEGMENTAL INFORMATION (Continued)

Analysis of turnover by geographical destination

         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000

United Kingdom                                   829           2,026
        2,965
Rest of Europe                                 4,012           3,239
        1,339
North America                                  7,391           8,471
        3,459
Rest of World                                    121             227
            -


                                              12,353          13,963
        7,763





Analysis of turnover and operating loss by geographical origin

                               Operating loss               Turnover
                         2002            2001           2000
2002           2001           2000
                        Pound'000           Pound'000
Pound'000       Pound'000          Pound'000          Pound'000

United Kingdom          4,686           9,016          4,934
945          2,253          3,942
Rest of Europe          1,146           1,651          1,735
4,032          3,239            500
United States of America       10,234         24,070           6,061
        7,376          8,471          3,321


                       16,066          34,737         12,730
12,353         13,963          7,763



Analysis of net assets by geographical origin


         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000

United Kingdom                                   162             602
        5,182
Rest of Europe                                    92           1,033
          476
United States of America                       2,893           8,501
            25,320
Unallocated cash and loans at Group level      (721)           8,229
        7,318


                                               2,426          18,365
            38,296



SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. operating loss

    (a)                            This is stated after
charging/(crediting):


         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000

Auditors' remuneration - audit services                           90
           90             67
Auditors' remuneration - non audit services
 51             26             19
Research and development expenditure written off
2,331          3,010          3,321
Eureka and other EC subsidies                           (69)
(19)           (78)
Foreign exchange losses / (gains)                         15
(20)          (645)
Amortisation of goodwill                               5,922
12,288          5,561
Impairment charge on goodwill                              -
9,143         -
Depreciation of owned assets                           1,280
1,175            405
Depreciation of assets held under finance leases
  -         -         4
Operating lease rentals - land and buildings
1,015            916            411
Operating lease rentals - equipment and vehicles
135            191            173



During 2002 PoundNil (2001: Pound95,000 and 2000 Pound114,000) was charged by the auditors in respect of due diligence and other work in connection with corporate transactions which has been capitalised or written off to share premium as appropriate.




    (b) Reconciliation of operating loss to net cash outflow from operating activities



         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000

Operating loss                                      (16,066)
(34,737)            (12,730)
Depreciation                                           1,280
1,175            409
Amortisation of goodwill                               5,922
12,288          5,561
Impairment charge in respect of goodwill                           -
        9,143         -
Decrease/(increase) in debtors                           948
1,669          (453)
(Decrease) in creditors and provisions                       (2,352)
        (762)             (1,580)


Net cash outflow from operating activities  (10,268)        (11,224)
           (8,793)




SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

4. Staff costs

         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000

Wages and salaries                                    10,580
12,506          6,834
Social security costs                                    960
1,082            579
Other pension costs                                      231
299            173


                                              11,771          13,887
        7,586



The fees and emoluments of all directors were as follows:

         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000

Fees and emoluments                                      388
409            490
Pension contributions                                     16
 10             19


                                                         404
419            509



Pension contributions are to personal defined contribution schemes and have been made for four directors who served during the year. The emoluments of the highest paid director were as follows:



                                                                2002
         2001           2000
                                   Pound'000       Pound'000
 Pound'000

Salaries and fees
118            136            107
Benefits
  6         4         3
Pension contributions to defined contribution scheme
            2         2         4


Total
126            142            114




The average monthly number of employees during the year was made up as follows:


         2002           2001           2000
                                                  Number      Number
        Number

Development and operations                               151
164             79
Sales and management                                      81
 94             71


                                                         232
258            150




SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)
5. Interest payable and similar charges

         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000

Bank loans and overdrafts                                155
115             49
Convertible loan stock                                   172
 89             39
Finance charges on finance leases                          -
  -         1


                                                 327             204
           89




6. Taxation

(a) Tax on loss on ordinary activities

The tax credit is made up as follows:

         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000
Research and development tax credits
  in respect of prior years                              126
  -         -



(b) Factors affecting current tax credit

The differences between the Group's expected tax credit, using the Group's standard corporation tax rate of 38% (2001:
39% and 2000: 39%), comprising the weighted average rates of tax payable across the Group, and the Group's current tax credit in each year are as follows:


         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000

Expected tax credit on loss on ordinary activities before tax
             6,148         13,506          4,659
Amortisation and impairment charges in respect of goodwill
           (2,250)             (8,358)             (2,169)
(Shortfall)/excess of tax depreciation compared to book
        depreciation                                   (102)
(80)             17
Losses in year not relievable against current tax
(3,796)             (5,068)             (2,507)
Research & development tax credits in respect of prior year
               126         -         -


Actual current tax credit (see Note 6(a))        126               -
            -




SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. TAXATION (Continued)

(c) Deferred taxation

The Group has an unrecognised deferred tax asset arising from its unrelieved trading losses, which has not been recognised owing to uncertainty as to the level and timing of taxable profits in the future.

The unrecognised deferred tax asset is made up as follows:


         2002           2001           2000
                                                   Pound'000
Pound'000          Pound'000
Shortfall/(excess) of tax depreciation compared to book
         depreciation                                    104
  2           (78)
Unrelieved trading losses                             20,888
17,923          9,123


Unrecognised deferred tax asset                       20,992
17,925          9,045



At 31 December 2002, tax losses estimated at Pound54,342,000 were available to carry forward by the Group, arising from historical losses incurred. These losses represent a potential deferred tax asset of Pound20,888,000. Pound14,712,000 of the tax losses, and Pound6,455,000 of the potential deferred tax asset, relate to Sopheon Corporation (Minnesota) and to Orbital
Software Inc. The future utilisation of these losses may be restricted under section 382 of the US Internal Revenue
Code, whereby the ability to utilise net operating losses arising prior to a change of ownership is limited to a percentage of the entity value of the corporation at the date of change of ownership.

Under Financial Reporting Standard 19, the unrecognised deferred tax asset in respect of trading losses can only be recognised if future taxable profits can be foreseen with a greater degree of certainty.



7. loss per ordinary share

The calculation of basic loss per ordinary share is based on a loss of Pound16,053,000 (2001 - Pound34,631,000 and 2000
Pound11,945,000), and on 82,669,430 (2001 - 45,471,220 and 2000 -
35,732,477) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

The loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the purpose of calculating the diluted loss per ordinary share are identical to those used for calculating the basic loss per ordinary share. This is because the exercise of share options and warrants and the conversion of the 6% Convertible Loan Stock
2004 would have the effect of reducing the loss per ordinary share and is therefore not dilutive under the terms of Financial Reporting Standard 14.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)
8. intangible fixed assets





               Negative
                                                    Goodwill
               goodwill
                                                       Pound'000
                 Pound'000
Cost
At January 1, 2001                                    36,751
            -
Additions                                              1,509
             (332)


At December 31, 2001                                  38,260
             (332)
Additions                                                  -
            -


At December 31, 2002                                  38,260
             (332)


Amortisation
At January 1, 2001                                     5,806
            -
Provided during the year                              12,265
              (55)
Impairment charge                                      9,065
            -


At December 31, 2001                                  27,136
              (55)
Provided during the year                               6,033
             (111)


At December 31, 2002                                  33,169
             (166)



Net book value
At December 31, 2002                                   5,091
             (166)



At December 31, 2001                                  11,124
             (277)



The impairment charge in 2001 resulted from an evaluation of the recoverable value of goodwill, carried out in accordance with the requirements of Financial Reporting Standard 11, and using a discount rate of 15% per annum.


SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

9. tangible fixed assets

                                            Computer     Furniture &
          Internet
                                           Equipment        fittings
           Portals          Total
                                               Pound'000
Pound'000         Pound'000          Pound'000
Cost
At January 1, 2001                             1,959             438
          820          3,217
Acquired with subsidiary undertakings                            586
          110         -            696
Additions                                        149              52
            -            201
Disposals                                        (2)             (9)
            -           (11)
Exchange adjustments                              18               1
           22             41


At December 31, 2001                           2,710             592
          842          4,144
Additions                                         91              13
            -            104
Disposals                                       (89)           (129)
            -          (218)
Exchange adjustments                            (68)            (14)
         (81)          (163)


At December 31, 2002                           2,644             462
          761          3,867


Depreciation
At January 1, 2001                               662             145
           23            830
Provided during the year                         687             193
          295          1,175
Disposals                                          -             (8)
            -            (8)
Exchange adjustments                             (7)             (2)
          (3)           (12)


At December 31, 2001                    1,342            328
315          1,985
Provided during the year                         836             159
          285          1,280
Disposals                                       (80)           (115)
            -          (195)
Exchange adjustments                            (47)             (6)
         (50)          (103)


At December 31, 2002                    2,051            366
550          2,967


Net book value
At December 31, 2002                             593              96
          211            900



At December 31, 2001                           1,368             264
          527          2,159





SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)
10. investments





                                        Share of net
                                                            tangible
                                                              assets
          Goodwill          Total
Investment in associated undertaking
        Pound'000          Pound'000          Pound'000

At January 1, 2001                                               103
          157            260
Share of retained loss                                          (63)
            -           (63)
Amortisation of goodwill                                           -
         (79)           (79)
Impairment charge                                                  -
         (78)           (78)
Exchange difference                                                6
            -         6


At December 31, 2001                              46               -
           46
Share of retained loss                                          (46)
            -           (46)


At December 31, 2002                               -               -
            -



The investment in associated undertaking is a 25% interest in Pro-GRAM BV, a joint venture with three Dutch teaching hospitals, involved in the provision of software solutions for the medical and healthcare market. However, the activity channelled through Pro-GRAM BV was at a low level during 2002.





SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

11. BUSINESS COMBINATIONS


Acquisition of Teltech Resource Network Corporation


On September 15, 2000 the Group completed the acquisition of Teltech Resource Network Corporation. The consideration for the entire share capital of Teltech Resource Network Corporation comprised $15,163,000 in cash
(equivalent to Pound10,775,000 at the exchange rate prevailing on September 15, 2000), 2,094,105 ordinary shares of
Sopheon plc and options to acquire 718,292 ordinary shares in Sopheon plc with an aggregate exercise price of Pound1,641,000, as well as attributed costs of Pound1,187,000. The market value of ordinary shares in Sopheon plc on September 15, 2000 was 565p. Accordingly, the total cost recorded in respect of the acquisition was Pound26,211,000.

Analysis of the acquisition of Teltech Resource Network Corporation:
                                                      Book value and
                            fair value
                              Pound'000
              Net assets at the date of acquisition:
                    Tangible fixed assets1,546
                           Debtors2,572
                             Cash893

                              5,011
              Borrowings under line of credit(1,048)
           Creditors falling due within one year(3,244)
               Deferred subscription income(1,956)
        Creditors falling due in more than one year(1,375)

                        Net deficit(2,612)
              Goodwill arising on acquisition28,823

                              26,211


                          Discharged by:
                Fair value of shares issued11,832
                Fair value of options issued2,417
                     Attributable costs1,187
                            Cash10,775

                              26,211


In the view of the directors there were no fair value adjustments required.



                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)


              11. BUSINESS COMBINATIONS  (Continued)


Teltech Resource Network Corporation contributed Pound2,474,000 to the Group's net operating outflow and utilised
Pound302,000 for capital investment. Teltech Resource Network Corporation had turnover of $15,892,000 (Pound10,595,000) and a loss before tax of $5,501,000 (Pound3,667,000) in the year ended December 31, 2000 (year ended December 31, 1999 turnover of $16,199,000 (Pound10,799,000) and loss before tax of $92,000 (Pound61,000)).

The summarised profit and loss account of Teltech Resource Network Corporation for the period from January 1, 2000 to September 15, 2000 (the effective date of acquisition) is as follows:
                              Pound'000
                          Turnover7,405


                      Operating loss(1,775)
               Other interest expense(176)
                 Loss before and after tax(1,951)

There were no recognised gains and losses other than the loss for the period.

                   Acquisition of Sopheon GmbH

Sopheon GmbH was incorporated on February 9, 2001 to acquire the Technology and Information Services Division of
Aventis Research & Technologies GmbH & Co KG, which was completed on June 29, 2001. The consideration for the acquisition comprised 822,598 ordinary shares of Sopheon plc as well as attributable costs of Pound80,000. In addition, deferred consideration estimated at Pound465,000 is payable in the form of Sopheon shares if Sopheon GmbH meets certain profit targets. The market value of Sopheon shares on the date of completion was 58.5p and accordingly the total cost recorded in respect of the acquisition was Pound1,026,000.



                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

              11. BUSINESS COMBINATIONS  (Continued)


           Analysis of the acquisition of Sopheon GmbH:
                         Book value and
                            fair value
                              Pound'000
              Net assets at the date of acquisition:
                     Tangible fixed assets302
                        Deferred costs190
                            Cash1,828

                              2,320
              Creditors falling due within one year
                          Accruals(241)
                Deferred subscription income(250)
           Creditors falling due in more than one year
                      Pension provision(471)

                         Net assets1,358
               Goodwill arising on acquisition(332)

                              1,026

                          Discharged by:
                  Fair value of shares issued481
             Fair value of deferred consideration465
                       Attributable costs80

                              1,026


In the view of the directors there were no fair value adjustments required.

The deferred consideration is payable in the form of Sopheon shares and is dependant upon the profitability of Sopheon GmbH in the years 2001 to 2003. The maximum amount payable is 1,533,000. During the period from acquisition, Sopheon GmbH contributed Pound218,000 to the Group's net operating cash outflow and utilised Pound15,000 for capital investment.

Including the unaudited results of the predecessor business, Sopheon GmbH had turnover of Pound5,817,000 and a profit before tax of Pound54,000 in the year ended December 31, 2001. Amounts for the year ended December 31, 2000 are not available, since the predecessor business formed part of a larger division of the vendor. The summarised profit and loss account for the period from January 1, 2001 to June 29, 2001 (the date of acquisition) is as follows:

                              Pound'000
                          Turnover2,952

                       Profit before tax46

There were no recognised gains and losses other than the profit for the period.


                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

              11. BUSINESS COMBINATIONS  (Continued)

     Acquisition of Orbital Software Holdings plc ("Orbital")

On October 22, 2001 the Group announced an agreed share offer for the whole of the share capital of Orbital, on the basis of eight Sopheon shares for every nine Orbital shares. The offer was declared wholly unconditional on November
15, 2001. The consideration for the acquisition comprised 40,016,715 ordinary shares of Sopheon plc. Attributable acquisition costs amounted to Pound931,000. In addition, holders of Orbital in-the-money share options accepted proposals whereby such options were exchanged for 660,066 Sopheon share options at 6.193p per share. The market value of Sopheon shares on the date of completion was 30p and accordingly the total cost recorded in respect of the acquisition was Pound13,096,000.

      Analysis of the acquisition of OrbitalBook value and
                            fair value
                              Pound'000
              Net assets at the date of acquisition:
                     Tangible fixed assets394
                            Debtors417
                  Short-term bank deposits10,208
                            Cash1,669

                              12,688
           Creditors falling due within one year(1,076)
         Creditors falling due in more than one year(25)

                         Net assets11,587
               Goodwill arising on acquisition1,509

                              13,096

                          Discharged by:
                Fair value of shares issued12,005
              Fair value of share options issued157
                      Attributable costs934

                              13,096

In the view of the directors there were no fair value adjustments required.

During the period from acquisition, Orbital contributed Pound817,000 to the Group's net operating cash outflow and utilised Pound2,000 for capital investment. For the nine months to December 31, 2001, Orbital had turnover of Pound359,000 and a loss before tax of Pound6,934,000 in the year ended December 31, 2001 (year ended March 31, 2001 turnover of
Pound1,090,000 and loss before tax of Pound5,874,000). The summarised unaudited profit and loss account for the period from April 1, 2001 to November 15, 2001 (the date of acquisition) is as follows:
                              Pound'000
                           Turnover227

                      Operating loss(6,587)
                      Interest receivable510
                       Interest payable(3)

                      Loss before tax(6,080)


There were no recognised gains and losses other than the loss for the period.

                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

                           12. debtors
                             20022001
                            Pound'000Pound'000

                     Trade debtors1,6832,489
                       Other debtors202121
               Prepayments and accrued income775982

                            2,6603,592



               13. NOTES TO STATEMENT OF CASH FLOWS

  (a) Reconciliation of net cash flow to movement in net funds.

                   200220012000Pound'000Pound'000Pound'000

          (Decrease) / increase in cash(1,803)1,907(93)
(Increase) / decrease in overdrafts and lines of credit(318)445(1,157)

Net (decrease) / increase in cash and cash equivalents(2,121)2,352(1,250)
             Issue of convertible loan stock-(2,553)-
                  Repayment of term loans513639
       Repayments of capital elements of finance leases-18
    Cash inflow from change in liquid resources(8,186)3,512267

  Change in net debt resulting from cash flows(10,256)3,348(936)
     Loans and finance leases acquired with subsidiary-(63)-
           Conversion of convertible loan stock--1,571
                   Exchange adjustments80(27)30
                           Other(16)--

              Movement in net funds(10,192)3,258665

              Net funds at January 110,0036,7456,080

             Net debt at December 31(189)10,0036,745



                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

        13. NOTES TO STATEMENT OF CASH FLOWS  (Continued)


 (b)       Analysis of changes in net funds / (debt)

        Cash atShort term OverdraftsConvertibleTerm loans/
           bankdeposits/and linesloan stockFinanceTotal
                      liquidof creditleases
                            resources

Pound'000Pound'000Pound'000Pound'000Pound'000Pound'000

           At January 1, 20007477,004-(1,571)(100)6,080
                 Cashflow (93)267(1,127)-47(906)
                    Conversion of convertible
                     loan stock---1,571-1,571


          At December 31, 20006547,271(1,127)-(53)6,745
                  Cashflow 1,9073,512445-375,901
                 Exchange adjustment--(27)--(27)
                      Issue of convertible
                   loan stock---(2,553)-(2,553)
                     Acquisitions----(63)(63)


      At December 31, 20012,56110,783(709)(2,553)(79)10,003
             Cashflow (1,803)(8,186)(318)-51(10,256)
                   Exchange adjustment--80--80
                        Other---(16)-(16)


        At December 31, 20027582,597(947)(2,569)(28)(189)



        14. creditors: amounts falling due within one year


                             20022001
                            Pound'000Pound'000

            Overdrafts and bank lines of credit947709
             Current instalments due on bank loan2854
                    Trade creditors1,2802,781
           Other taxes and social security costs320282
              Accruals and deferred income3,5274,528
                      Other creditors230230

                            6,3328,584


The bank line of credit is secured against the trade debtors of Sopheon Corporation Minnesota and bears interest at a rate of 3% above US prime rate.


                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)


   15. Creditors: amounts falling due after more than one year

                             20022001
                            Pound'000Pound'000

        6% Convertible Unsecured Loan Stock 20042,5692,553
                  Bank loan: amounts falling due
                        From one to two years-25

                            2,5692,578


Pound2.6 million nominal of 6% Convertible Unsecured Loan Stock 2004 ("the Stock"), with 557,143 detachable warrants to subscribe for Sopheon shares, was issued at par on June 20, 2001. The Stock is convertible at any time prior to redemption at a conversion rate of 46p per Sopheon share. In the event that the Company makes an offer of Sopheon shares by way of rights issue, placing, open offer or similar issue at an issue price of less than 46p per share, the conversion rate will be adjusted to equal the offering price for such Sopheon shares. The instrument currently requires that such conversion rate shall not be reduced below 31.5p per share. The exercise price of the warrants, which expired unexercised on June 19, 2003, was 70p per Sopheon share. The Stock is redeemable on June 20, 2004 or earlier at the Company's option. Holders of the Loan Stock approved at an Extraordinary General Meeting of stockholders held on June 30, 2003 changes to the terms of the Stock, which are described in Note 1 and are contingent on shareholders giving necessary authorisation for the allotment of shares at the Annual General Meeting of the Company to be held on
                          July 30, 2003

The bank loans comprise i) a sterling asset purchase facility at an implicit rate of 8.8% and is repayable in 36 equal installments from October 1999 and ii) a sterling loan made under the Small Companies Loan Guarantee Scheme, bearing interest at 3% over bank base rate, in respect of which the lender holds a guarantee for 85% of the loan facility from the Department of Trade and Industry.

           16. provisions for liabilities and charges
                             20022001
                            Pound'000Pound'000
                        Pension provision
                         At January 1461-
                   Acquisitions during year-461
            Additional amounts provided during year21-
                      Exchange adjustment31-

                       At December 31513461


The pension provision represents the commitment of Sopheon GmbH to provide certain pensions based upon final pensionable salary. The provision represents an actuarial calculation of the pension liabilities, as at the date of acquisition of Sopheon GmbH, based upon the following actuarial assumptions:
                    Increase in salaries2.75%
                        Discount rate6.25%
                    Inflation assumption1.75%

Additional amounts have been provided during 2002 on a basis consistent with the above actuarial calculation.
                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)


                  17. obligations under leases

The Group had no amounts due under finance leases and hire purchase contracts.

At December 31, 2001 and 2002 the Group had annual commitments under operating leases as set out below.

                           Land &Land &
                   buildingsOtherbuildingsOther
                         2002200220012001
                       Pound'000Pound'000Pound'000Pound'000
                  Operating leases which expire:
                     within one year4172645043
                  in two to five years32899684105

                       Totals7451251,134148





                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)
                        18. share capital

                      Authorized200220012000

                         Number of shares
    Ordinary shares of 5p each125,000,000125,000,00060,000,000
             Deferred shares of 15p each--19,228,885


                                Pound
      Ordinary shares of 5p each6,250,0006,250,0003,000,000
              Deferred shares of 15p each--2,884,333


          Allotted, called up and fully paid200220012000

                         Number of shares
     Ordinary shares of 5p each82,933,30982,311,57538,624,913
             Deferred shares of 15p each--19,228,885


                                Pound
      Ordinary shares of 5p each4,146,6654,115,5791,931,246
              Deferred shares of 15p each--2,884,333

                   4,146,6654,115,5794,815,579




On January 18, 2000 25,000 ordinary shares were issued for cash to exercising holders of share options at 20p each and 30,000 ordinary shares were issued at 145p per share in consideration for the provision of marketing services together with a payment of 20p per share in cash. On February 1, 2000 400,000 ordinary shares were issued for cash to an exercising holder of share options at 20p each.
                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

                  18. SHARE CAPITAL  (Continued)

On March 9, 2000 2,500,000 ordinary shares of Sopheon plc were placed with institutions at a price of 800p per share, realising net proceeds of Pound18,953,000 after attributed costs of Pound1,047,000. On March 22, 2000 a further 122,500 ordinary shares were issued for cash at a price of 800p per share to certain of the Company's advisers from their commissions or fees arising from the placing.

On April 25, 2000 20,000 ordinary shares were issued for cash to an exercising holder of share options at 20p each, and 45,000 ordinary shares were issued at 145p per share in consideration for the provision of marketing services together with a payment of 20p per share in cash. On May 25, 2000
10,000 ordinary shares were issued for cash to an exercising holder of share options at 89.5p each.

On June 30, 2000 the authorized share capital of the Company was increased to Pound5,884,333 by the creation of an additional 17,097,039 ordinary shares of 5p each, and on July 31, 2000 1,075,971 ordinary shares were issued pursuant to the exercise of conversion rights attaching to the Pound1,571,920 5% convertible loan stock.

On September 15, 2000 2,094,105 ordinary shares were issued as part consideration for the acquisition of Teltech
Resource Network Corporation and on December 12, 2000 a further 491 ordinary shares representing fractional entitlements were placed for cash at 180p per share.

On October 10, 2000 170,000 ordinary shares were issued for cash pursuant to the exercise of share options, comprising 120,000 shares at 120p each, 30,000 shares at 150p each and 20,000 shares at 177.5p each

On June 1, 2001 17,441 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option and 7,114 ordinary shares were issued at 146p by way of deferred consideration to the vendors of Lessenger BV

On June 28, 2001 3,471,191 ordinary shares were issued to Aventis
Research & Technologies GmbH & Co. KG, of which 822,598 were issued at 58.5p as consideration for the acquisition of Sopheon GmbH and 2,648,593 ordinary shares were issued for cash at 58.5p per share.

On June 29, 2001 at the Annual General Meeting shareholders approved the purchase for cancellation of the issued deferred shares of 15p each in the Company. Following such cancellation, the unissued deferred shares of 15p each were subdivided and re-designated as unissued ordinary shares of 5p each.

On September 12, 2001 20,000 ordinary shares were issued for cash at 20p per share pursuant to the exercise of a share option.

On November 7, 2001 at an Extraordinary General Meeting convened to approve the acquisition of Orbital Software
Holdings plc, the authorised share capital of the Company was increased to Pound6,250,000 consisting of 125,000,000 ordinary shares of 5p each.

On November 15, 2001, the offer to acquire the share capital of Orbital Software Holdings plc ("Orbital") was declared wholly unconditional. On December 4, 2001 Sopheon plc, having received acceptances to the offer in respect of over 90% of the issued share capital of Orbital, initiated the procedure under section 429 of the Companies Act 1985 to acquire compulsorily the remaining Orbital shares. Pursuant to the offer, 40,016,715 ordinary shares were issued at 30p per share as consideration for the acquisition of 100% of the issued share capital of Orbital.

On November 23, 2001 18,941 ordinary shares were issued for cash pursuant to the exercise of share options, comprising 1,500 shares at 184p each and 17,441 shares at 8.6p each.

On December 11, 2001 17,441 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option.


                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

                  18. SHARE CAPITAL  (Continued)

On December 21, 2001 8,720 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option, and on December 28, 2001 109,099 ordinary shares were issued at 565p per share by way of incentive payments to certain US members of staff, including 41,666 ordinary shares issued to A. Michuda, a director of Sopheon plc, pursuant to terms agreed at the time of the acquisition of Teltech Resource Network Corporation

On January 16, 2002 39,242 ordinary shares were issued for cash at 8.6p per share and 4,760 ordinary shares were issued at 6.193p per share pursuant to the exercise of share options.

On March 15, 2002 4,360 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option.

On May 3, 2002 450,623 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On June 26, 2002 7,672 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On December 5, 2002 115,077 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

        Contingent rights to subscribe for Sopheon shares

At December 31, 2000 there were outstanding 900,000 warrants to subscribe for Sopheon shares at a price of 146p per share. In December 2000 the latest date for exercise of the warrants was extended from December 31, 2000 to March
31, 2001. The warrants were issued in July 1998 to the subscribers of Pound1,570,920 5% Convertible Loan Stock referred to above. The warrants expired unexercised on March 31, 2001.

On June 19, 2001 Sopheon issued Pound2.6 million of Convertible Unsecured Loan Stock (the "Stock") with 557,143 detachable warrants to subscribe for Sopheon shares. On November 7, 2001 at an Extraordinary General Meeting of holders of the Stock, the conversion rate of the Stock was reduced to 46p, the market price for Sopheon shares prevailing immediately before the announcement of the offer for Orbital. In the event of any further offering of Sopheon shares taking place prior to conversion, whether by way of rights issue, placing, open offer or similar issue, the conversion rate shall be adjusted to the higher of offering price, if lower than 46p, and 31.5p.

Holders of the Loan Stock approved at an Extraordinary General
Meeting of stockholders held on June 30, 2003 changes to the terms of the Stock, which are described in Note 1 and are contingent on shareholders giving necessary authorisation for the allotment of shares at the Annual General
Meeting of the Company to be held on July 30, 2003.

The warrants, which were exercisable at 70p per share during the period June 20, 2002 to June 19, 2003, have expired unexercised.


                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

                  18. SHARE CAPITAL  (Continued)



                  Employee share option schemes

On August 28, 1996 the directors adopted, and the Company in general meeting approved, a share option scheme to provide for the grant to certain directors and employees of PolyDoc NV (renamed Sopheon NV) of options over
Sopheon ordinary shares in exchange for the surrender by such directors and employees of their existing options over shares in PolyDoc NV, and to provide for further grants of share options to employees of the Sopheon group subject to Dutch tax. On the same date the directors adopted, and the Company in general meeting approved, the Sopheon
Executive Share Option Scheme in a form approved by the Inland Revenue. Subsequently an unapproved executive share option scheme was established with terms similar to the approved scheme.

Pursuant to the acquisition of AppliedNet Limited in November 1999, share options granted under the AppliedNet unapproved share option scheme were released in exchange for the grant of new options over Sopheon ordinary shares.
These share options remain subject to the rules of the AppliedNet unapproved scheme.

On September 29, 2000, following the acquisition of Teltech Resource Network Corporation, the directors adopted the Sopheon plc (USA) Stock Option Plan, under which share options can be granted either as qualifying Incentive Stock
       Options (ISOs) or as Non-Qualifying Options (NQOs).

Pursuant to the acquisition of Orbital Software Holdings plc in November 2001, share options granted under the Orbital Software Group Limited Share Option Scheme were released in exchange for the grant of 660,066 new options over Sopheon ordinary shares. These options remain subject to the rules of the Orbital Software Group Limited Share
                         Option Scheme.
At the Annual General Meeting of the Company held on May 29, 2002, shareholders approved an increase to a maximum of 6,000,000 Sopheon ordinary shares over which options may be granted under any employee share option scheme.
                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

                  18. SHARE CAPITAL  (Continued)

A summary of options granted under the share option schemes at December 31, 2002 is set out below.

             Exercise                Exercise Period
                Year of grantNumberPrice (Pound)FromTo

                 199640,0000.200008-28-9607-21-06
                 199812,5001.700006-29-9806-29-03
               1998 (1)21,8000.086012-29-0112-29-08
                 19992,5001.415001-20-0201-20-09
                 199935,0001.425028-04-9928-04-04
               1999 (2)42,5001.500004-28-0004-28-09
               1999 (1)8,7200.873206-01-0206-01-09
               1999 (1)8,7200.873210-01-0210-01-09
             1999 (2) (3)52,5001.500011-03-0011-03-09
                 199910,0001.500011-03-0211-03-09
              1999 (3)100,0001.500011-22-0211-22-09
               2000 (2)12,0005.790001-24-0101-24-10
                 20003,0006.072501-25-0101-25-10
               2000 (2)10,0009.600002-08-0102-08-10
               2000 (2)10,5004.950006-28-0106-28-10
               2000 (2)25,0005.000006-26-0106-26-10
                 200048,5004.950006-28-0306-28-10
                 200015,0004.275010-02-0310-02-10
               2000 (2)92,5844.275010-02-0110-02-10
               2000 (2)10,0003.725011-15-0111-15-10
                 20005,0001.600012-31-0312-31-10
              2000 (2)115,0221.600012-31-0112-31-10
                 200118,0001.000004-01-0204-01-03
  2001        87,000    0.7750         05-02-04         05-02-11
2001 (2)       166,536    0.7750         05-02-02         05-02-11
        2001 (4)        79,632      0.061909-14-0109-14-08
           2002      781,000    0.147504-30-0504-30-12
           2002      378,825    0.147504-30-0204-30-12
        2002 (2)      1,745,410    0.147504-30-0304-30-12

                            __________
  (1) Arising from options held by employees of AppliedNet and rolled over into Sopheon options.
  (2) One fourth of these options become exercisable each year starting on the date indicated. All other options become exercisable in full from the date indicated.
  (3) Includes options which are contingent upon certain performance targets.
  (4) Arising from options held by employees of Orbital Software Holdings plc and its subsidiaries and rolled over into
  Sopheon options.

                       Other share options

Fully vested options to subscribe for 718,292 Sopheon ordinary shares at prices between Pound1.84 and Pound5.15 were granted on September 15, 2000 as part of the consideration payable in respect of the acquisition of Teltech Resource Network
Corporation. These options, with exercise dates between June 7, 2001 and July 31, 2010, are held by the vendors of Teltech. At December 31, 2002 311,760 of such options had lapsed, 1,500 had been exercised, and 405,032 remained outstanding, in respect of which the aggregate exercise price was Pound1.1 million.



                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

                     19. shareholders' funds

               SharesShareProfit &
                Shareto bePremiumMergerOtherLoss
            capitalissuedAccountreservereservesAccount

Pound'000Pound'000Pound'000Pound'000Pound'000Pound'000

           At January 1, 20004,4911010,0207,940-(8,982)
               Arising on share issues325-33,300--
                   Shares to be issued-620----
                 Issue of share options----2,417-
             Retained loss for the year -----(11,945)
                  Exchange adjustment ---.--100


       At December 31 20004,81663043,3207,9402,417(20,827)
                    Purchase and cancellation
                of deferred shares(2,884)---2,884-
         Arising on share issues2,184(630)2,05210,444(6)-
                   Shares to be issued-465----
                  Issue of share options----160-
             Retained loss for the year-----(34,631)
                    Exchange adjustment-----31


      At December 31, 20014,11646545,37218,3845,455(55,427)
                  Arising on share issues31-8---
             Lapsing of share options----(1,010)1,010
             Retained loss for the year-----(16,053)
                    Exchange adjustment-----75


      At December 31, 20024,14746545,38018,3844,445(70,395)



The reserve arising from issue of share options in connection with acquisitions has reduced by Pound1,010,000 during 2002 as a result of the lapsing of certain share options, as disclosed in
Note 18, due to the option-holders ceasing to be
                      employed by the Group.

The amount recorded in respect of "Shares to be issued" represents deferred consideration in respect of the acquisition of Sopheon GmbH, to be satisfied by the issue of Sopheon shares to the vendors, and which is dependant upon the profitability of Sopheon GmbH in the years 2001 to 2003. The maximum amount payable is Euro 1,533,000.

                     Other reserves comprise:
                           200220012000
                         Pound'000Pound'000Pound'000

Capital redemption reserve2,8842,884-
Reserve arising from issues of share options in connection with acquisitions1,5612,5712,417

                         4,4455,4552,417



                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

         20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS





       Interest rate risk profile of financial liabilities
The financial liabilities of the Group at each year end are set out below.
                             20022001
                           Pound '000Pound '000

          Floating rate line of credit   US Dollar917641
              Floating rate overdraft   Sterling2968
                 Fixed rate loans   Sterling2878
  Fixed rate 6% Convertible Unsecured Loan Stock 20042,5692,553

                            3,5433,340


Other than the 6% Convertible Loan Stock 2004, these financial liabilities bear interest rates that are based on local
                           bank rates.
          Interest rate risk profile of financial assets
The financial assets of the Group at each year end comprise cash or cash deposits on money market deposit at call and monthly rates. The amounts were as follows
                             20022001
                           Pound '000Pound '000
                          Floating rate
                       Sterling1,84810,511
                           Euro7491,805

                           2,59712,316
                       Non-interest bearing
                          Sterling161806
                         US Dollar379115
                            Euro218107

                             7581,028


                Total financial assets3,35513,344


                           SOPHEON plc
          NOTES TO THE FINANCIAL STATEMENTS  (Continued)

   20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

                        Currency exposures
The table below shows the Group's transactional currency exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating currency of the operating unit involved, and have arisen only in operating units with a functional currency of Sterling.
               Net foreign currency monetary assets

                        US dollarEuroTotal
                        Pound'000Pound '000Pound '000

                      2001 Sterling10272282
                       2002 Sterling123-123



                Maturity of financial liabilities
The maturity profile and interest rates of the Group's financial liabilities at each relevant period or year end is as set out in Notes 14 and 15.
                       Borrowing facilities
The Group had no undrawn committed facilities available at each relevant period or year end, apart from overdraft facilities and lines of credit.

         Fair values of financial assets and liabilities
The fair values of financial assets and liabilities are set out below. Finance leases are included in the analysis of long
term borrowings. The directors consider that there were no material differences between the book values and fair values of all the Group's financial assets and liabilities at each year end.
                              Book value
                             20022001
                           Pound '000Pound '000

             Cash and short-term deposits3,35513,344
          Bank overdrafts and lines of credit(946)(709)
         Current portion of long-term borrowings(28)(54)
Long-term borrowings                                               -
         (25)
Convertible Unsecured Loan Stock 2004                        (2,569)
           (2,553)








SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

21. Differences between united kingdoM and united states generally accepted ACCOUNTING
PRINCIPLES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ from generally accepted accounting principles in the United States ("U.S. GAAP").

The following is a summary of the adjustments to profit after tax for the financial year and shareholders' funds which would have been required if U.S. GAAP had been applied instead of U.K. GAAP.

Equity instruments issued in exchange for services

Under UK GAAP, the value of equity instruments issued in exchange for services and debt are valued at their intrinsic value determined at the date those instruments are issued. Under US GAAP, the value of such equity instruments is their fair value, measured at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached; or (ii) the date at which the counterparty's performance is complete.

Under US GAAP, an additional charge of Pound641,000, in respect of the year ended December 31, 2000 would have arisen in connection with:

 a) equity instruments issued by the Company in exchange for marketing services; and
 b) equity instruments issued in connection with royalty arrangements.

The equity instruments issued in exchange for marketing services were reflected in an agreement to issue equity instruments, the measurement date for which was March 20, 2000. The equity instruments in connection with royalty arrangements were issued on June 26, 2000. The fair market value of the equity instruments was calculated using the Black Scholes valuation model. The market values of the underlying ordinary shares at the relevant dates, used in the computation of fair value for the purposes of the valuation, were 1,022p (on March 30, 2000) and 500p (on June 26,
2000) respectively. Other assumptions used were an expected life of
2.5 years, a risk-free rate of interest of 5% and volatility of 95%.

Convertible loan stocks with detachable warrants

Under UK GAAP, the accounting for loan stock with a non-detachable conversion feature should not anticipate conversion, and accordingly no fair value is attributed to the conversion feature. Under US GAAP, the conversion feature should be valued on an intrinsic value basis if it is "in the money" at the date of issue. Where loan stocks are issued with detachable warrants, US GAAP requires the proceeds of the issue to be allocated between the debt and the warrants. Under US GAAP a fair value is to be attributed to the warrants and the Black-Scholes method has been used.

On July 31, 1998 the Company issued Pound1,571,000 of 5% Convertible Loan Stock with 900,000 detachable warrants.
The conversion price for the Convertible Loan Stock and the exercise price for the detachable warrants were 146p per share. The market price for the underlying shares on July 31, 1998 was 197.5p. The conversion terms were valued for US GAAP purposes at their intrinsic value of Pound554,000. Amortised evenly over the two year life of the loan, this discount would have given rise to a charge under US GAAP of Pound161,000 in the year ended December 31, 2000. In addition, a charge of Pound219,000 would have arisen in that year under US GAAP related to the detachable warrants, the total value of which has been computed as Pound747,000 and amortised over the two-year life of the underlying convertible loan stock. Other assumptions used in the Black Scholes calculation were an expected life of 2.4 years, a risk-free interest rate of 7% and a volatility of 35%.


SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

21. Differences between united kingdoM and united states generally accepted ACCOUNTING
PRINCIPLES (Continued)

Convertible loan stocks with detachable warrants (continued)

On June 19, 2001 the Company issued Pound2,600,000 of 6% Convertible Loan Stock with 557,143 detachable warrants.
The conversion price for the Convertible Loan Stock was set at 70p and the exercise price for the detachable warrants was 70p. The terms of the Convertible Loan Stock provided that the conversion price would be adjusted downwards, should the company, prior to the expiry of the conversion rights, undertake a placing or similar issue of new shares at a price of less than 70p per share in which case the conversion price should be adjusted to equal such lower placing price. The market price for the underlying shares on June 19, 2001 was 61p. The conversion terms thus had no intrinsic value at the date of issue of the Loan Stock. As regards the detachable warrants, charges of Pound83,000 and Pound73,000 would have arisen in the years ended December 31, 2001 and 2002, respectively, under US GAAP. The fair value of the detachable warrants at June 19, 2001 has been computed as Pound156,000 and is being amortised over the two-year life of the underlying convertible loan. Other assumptions used in the Black Scholes calculation were an expected life of 1.5 years, a risk-free interest rate of 5.24% and a volatility of 104%.

Revenue recognition

Sales of software products are recognised on delivery and when no significant vendor obligations remain, in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition". The Company also provides implementation and post contract support services for certain of these software products. As the implementation services offered by the Company in respect of these arrangements are not essential to the functionality of the software, can be performed by other suppliers, and are described in the arrangement such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of these services, these services are accounted for as a separate element of the arrangement. Vendor specific evidence of fair value is established by reference either to established price lists or billable rates, which correspond to the actual price charged for these elements when they are sold separately. In respect of the service elements, revenue is recognised as the services are performed.

Where the Company sells software which includes a significant element of customer specific development, the entire arrangement, including the software component, is accounted for in accordance with AICPA Statement of Position
81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Revenue is recognised using the percentage of completion method.

Revenues relating to significant Post-contract support agreements
(generally maintenance agreements) are deferred and recognised over the period of the agreements.

Periodic subscription revenue is recognised ratably over the subscription period. Estimated losses on fixed fee long-term subscription contracts are recorded when identified. Deferred revenue results from the billing of subscription amounts in advance of when the services are rendered.
Transaction-based revenue is billed and recognised as the related services are rendered.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

21. Differences between united kingdoM and united states generally accepted ACCOUNTING
PRINCIPLES (Continued)


Acquisition accounting

For UK GAAP, the purchase price in respect of an acquisition where all or part of the consideration is in the form of equity instruments is based on the market price of the acquiror's shares on the date the transaction becomes unconditional. For US GAAP, the purchase price should be based on the average market price over a reasonable period before and after the announcement of the transaction.

For UK GAAP purposes, the entire excess of the purchase price over the net assets acquired is treated as goodwill. For
US GAAP purposes, a proportion of the excess purchase price is allocated to identifiable intangible assets.

a)  Acquisition of AppliedNet Limited
The acquisition of AppliedNet became unconditional on October 27, 1999 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 129p. The acquisition was announced on October 28, 1999. For US GAAP purposes, taking a period covering a few days around the announcement date gives a price of 140p for Sopheon shares, increasing the overall purchase price for AppliedNet by Pound704,000. For UK GAAP purposes, the excess of the purchase price over the net assets acquired of Pound7,766,000 was treated as goodwill. For US GAAP purposes, part of the excess has been allocated to identifiable intangible assets.

The analysis of this allocation, together with the estimated useful lives to be applied for amortisation purposes, based on an independent third-party valuation, is as follows:

Category                                          Allocation
              Estimated
                                                       Pound'000
                    Life (Years)

Assembled workforce                                      617
            4
Customer list                                          1,389
            2
Current technology                                     1,389
            5
Goodwill                                               5,075
            3

Total                                                  8,470


The effect of the increase in the purchase price and the allocation of purchase price to intangible assets required for US
GAAP purposes is to decrease the amortisation charged, as compared with that charged for UK GAAP purposes, on goodwill by Pound913,000 in the year ended December 31, 2000 and Pound904,000 in the year ended December 31, 2001, and to increase the amortisation charged, as compared with that charged for UK GAAP purposes, on other intangible assets by Pound1,142,000 in the year ended December 31, 2000 and Pound1,013,000 in the year ended December 31, 2001. As a result of the impairment charge referred to in Note e) below, the goodwill and other intangible assets relating to AppliedNet have been fully written off for both UK GAAP and US GAAP purposes.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

21. Differences between united kingdoM and united states generally accepted ACCOUNTING
PRINCIPLES (Continued)

   b) Acquisition of Teltech Resource Network Corporation ("Teltech") The acquisition of Teltech became unconditional on September 15, 2000 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 565p. The acquisition was announced on March 3, 2000.
For US GAAP purposes, taking a period covering a few days either side of the announcement date gives a price of 1,325p for Sopheon shares, increasing the overall purchase price for Teltech by Pound19,959,000.

For UK GAAP purposes, the excess of the purchase price over the net deficiency acquired of Pound28,823,000 was treated as goodwill. For US GAAP purposes, part of the excess has been allocated to identifiable intangible assets. The analysis of this allocation, together with the estimated useful lives to be applied for amortisation purposes, based on an independent third-party valuation, is as follows:

Category                                          Allocation
              Estimated
                                                       Pound'000
                    Life (Years)

Assembled workforce                                    2,469
            3
Customer list                                          8,025
            3
Patented technology                                      926
            5
In process research and development                      494
    Immediate write off
Goodwill                                              36,868
            3

Total                                                 48,782


The effect of the increase in the purchase price and the allocation of purchase price to intangible assets required for US
GAAP purposes is to increase the amortisation charged, as compared with that charged for UK GAAP purposes, by Pound651,000 on goodwill and Pound1,529,000 on other intangible assets in the year ended December 31, 2000 and by Pound2,399,000 on goodwill and Pound3,599,000 on other intangible assets in the year ended December 31, 2001. As a result of the impairment charge referred to in Note e) below, the value of goodwill and other intangible assets relating to Teltech has been reduced to Pound9,678,000 both for the purposes of UK GAAP and US GAAP as at December 31, 2001. Under
US GAAP, any amount of unamortised goodwill that has not been amortised with effect from January 1, 2002, upon implementation of FAS 142, but the carrying value of such goodwill will be subject to review for impairment on an annual basis. Furthermore, under US GAAP, as described in note f), the residual value attributable to the assembled workforce at January 1, 2002 is subsumed within goodwill. This amounts to Pound445,000.

The carrying value of the goodwill resulting from the acquisition on Teltech Resource Network Corporation has been reviewed for impairment at December 31, 2002 as a result of which a further impairment charge of Pound4,914,000 is considered appropriate under US GAAP. Under US GAAP the amounts attributable to other intangible assets have continued to be amortised in 2002. Such amortisation under US GAAP amounted to Pound949,000 in 2002. The aggregate of these two charges under US GAAP of Pound5,865,000 may be compared with the goodwill amortisation charge in 2002 under UK GAAP of Pound5,530,000

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

21. Differences between united kingdoM and united states generally accepted ACCOUNTING
PRINCIPLES (Continued)

c)  Acquisition of Sopheon GmbH

The acquisition of Sopheon GmbH (the technology and information services division of Aventis Research &
Technologies) became unconditional on June 28, 2001 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 58.5p. The acquisition was announced on June 26, 2001. For US GAAP purposes, taking a period covering a few business days either side of the announcement date gives a price of 58p for Sopheon shares. Under UK GAAP the purchase price included an amount of Pound465,000 in respect of contingent deferred consideration, comprising equity securities of Sopheon plc which would fall to be issued to the vendor if certain profit targets are met. Under US GAAP such contingent consideration is not recognised in computing the purchase price until the contingency is resolved.

The acquisition of Sopheon GmbH gave rise to negative goodwill for the purposes of UK GAAP. Under US GAAP the excess of the cost of acquiring Sopheon GmbH over the sum assigned to the assets and liabilities acquired is allocated as a reduction to all the acquired assets except current assets. Any excess remaining after reducing the assigned assets is recognised as an extraordinary gain. In this instance for the purposes of US GAAP an excess of Pound495,000 would have been recognised as an extraordinary gain in the year ended December 31, 2001.

d)  Acquisition of Orbital Software Holdings plc ("Orbital")

The acquisition of Orbital became unconditional on November 15, 2001 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 30p. The acquisition was announced on October 22, 2001.
For US GAAP purposes, taking a period covering a few business days either side of the announcement date gives a price of 38p for Sopheon shares, increasing the overall purchase price for Orbital by Pound3,251,000.

For UK GAAP purposes, the excess of the purchase price over the net assets acquired of Pound11,587,000 was treated as goodwill. For US GAAP purposes, part of the excess has been allocated to identifiable intangible assets. The analysis of this allocation is set out below. In accordance with US GAAP the goodwill arising on the acquisition of Orbital
Software Holdings plc is not being amortised (FAS 142 on acquisitions post June 30, 2001).

   Category                                       Allocation
              Estimated
                                                       Pound'000
               Life (years)
Customer list                                            385
            3
Current technology                                     1,515
            3
Goodwill                                               2,860


Total                                                  4,760


The effect of the allocation of purchase price to intangible assets and the reversal of the amortisation charge under UK GAAP required for US GAAP purposes is to increase the amortisation charged as compared with that charged for UK GAAP purposes by Pound11,000 in the year ended December 31, 2001.
 Under US GAAP, any amount of unamortised goodwill has not been amortised with effect from January 1, 2002, upon implementation of FAS 142, but the carrying value of such goodwill will be subject to review for impairment on an annual basis.

The carrying values of the goodwill and intangible assets resulting from the acquisition on Orbital Software Holdings plc have been reviewed for impairment at December 31, 2002 as a result of which impairment charges of Pound2,839,000 in respect of goodwill and Pound211,000 in respect of intangible assets are considered appropriate under US GAAP. The impairment charge in respect of intangible assets has been assessed after taking into account amortisation charges under US GAAP of Pound1,214,000.

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

21. Differences between united kingdoM and united states generally accepted ACCOUNTING
PRINCIPLES (Continued)

e)  Goodwill impairment charge

Under both UK GAAP and US GAAP the value of goodwill should be reviewed if there has been a change of circumstances, which suggests that the carrying value of that asset may not be recoverable. The Company carried out an impairment review under UK GAAP of the goodwill arising from the acquisitions of AppliedNet and Teltech, which resulted in an impairment charge of Pound9,065,000 being made in the financial statements for the year ended
December 31, 2001 to reduce the aggregate carrying value of goodwill in respect of AppliedNet and Teltech to Pound9,678,000. Under US GAAP an impairment review would result in carrying values for the goodwill in respect of AppliedNet and Teltech being in all material respects the same as under UK GAAP and accordingly under US GAAP a reduction to the cost of goodwill and other intangibles of Pound14,508,000 and Pound5,220,000, respectively, would be required in 2001.

f)  Goodwill amortisation

Under UK GAAP goodwill has continued to be amortised during 2002. No further impairment charge was required under UK GAAP at December 31, 2002. Under US GAAP on adoption of FAS 142 at January 1, 2002 amortisation of goodwill is no longer permitted but the carrying value of goodwill is reviewed annually for impairment. As indicated in paragraphs b) and d) above, further impairment charges would be required at December 31, 2002 under US GAAP in respect of goodwill and intangible assets of Pound7,753,000 and Pound211,000 respectively.

Under US GAAP the reduced carrying value of goodwill or an intangible asset following an impairment review is accounted for as its new cost, whereas under UK GAAP the impairment is classified as additional amortisation and accordingly the historical cost is not reduced. Also under US GAAP, on adoption of FAS 142, any residual amount attributable to the value of the assembled workforce is subsumed into goodwill.

Foreign currency assets

The Group treats goodwill arising on acquisitions of overseas subsidiaries as a sterling asset. Under US GAAP goodwill arising on overseas acquisitions is treated as a currency asset and is subject to the impact of foreign currency movements, For the purposes of US GAAP for the year ended December 31, 2002 a foreign exchange loss of Pound860,000 (2001: gain Pound1,248,000 and 2000: loss
Pound2,706,000) in respect of the goodwill and other intangibles arising on the acquisition of Teltech, would be reflected in the consolidated statement of comprehensive income.

Stock based compensation

The Company elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees", in accounting for employee stock options, because the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognised in the financial statements.



SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

21. Differences between united kingdoM and united states generally accepted ACCOUNTING
PRINCIPLES (Continued)

Income

The effect of the adjustment to retained loss for the year which would be required if US GAAP were to be applied instead of UK GAAP is summarised as follows:


                                                                2002
         2001      2000

Pound'000         Pound'000          Pound'000

Retained loss for the year as reported in the consolidated
  profit and loss account in accordance with UK GAAP
          (16,053)            (34,631)            (11,945)

Adjustments:
Operating expenses   equity instruments issued in
  exchange for services                                            -
            -          (641)
Tangible assets depreciation adjustment
          131             78         -

Amortisation of goodwill                                       6,033
           (1,453)            262
Amortisation of negative goodwill
(111)           (55)         -
Amortisation of other intangible assets
           (1,582)             (4,665)             (2,671)
Impairment charge - goodwill
(7,753)             (5,443)         -
Impairment charge - other intangible assets
             (211)             (5,220)         -
Interest payable and similar charges
         (73)           (83)          (380)
Extraordinary gain                                                 -
          495         -


Net loss as adjusted to accord with US GAAP         (19,619)
(50,977)            (15,375)


Comprising:
Loss before extraordinary gain
(19,619)            (51,472)            (15,375)
Extraordinary gain                                                 -
          495         -


Net loss as adjusted to accord with US GAAP
               (19,619)            (50,977)            (15,375)




Per share as so adjusted (basic and diluted)
Loss before extraordinary gain                        (23.8)p
(113.2)p          (43.0)p
Extraordinary gain                                      -
             1.1 p                  -


Net loss                                  (23.8)p      (112.1)p
   (43.0)p



Shares used in computing amounts per share
        82,669,430          45,471,220          35,732,477





SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

21. Differences between united kingdoM and united states generally accepted ACCOUNTING
PRINCIPLES (Continued)

Consolidated Statement of Comprehensive Income

Comprehensive income under US GAAP is as follows:
                                                                2002
         2001           2000

Pound'000         Pound'000          Pound'000

Net loss in accordance with US GAAP
(19,619)            (50,977)            (15,375)
Exchange differences on re-translation of net assets
  and results of subsidiary undertakings
        (785)          1,279             (2,606)


Comprehensive loss in accordance with US GAAP
(20,404)            (49,698)            (17,981)



Shareholders' funds

The effect of the adjustment to shareholders' funds which would be required if US GAAP were to be applied instead of UK GAAP is summarised as follows:

         2002           2001

        Pound'000          Pound'000
                                         Shareholders' funds as
reported in the consolidated
                                           balance sheet under UK
GAAP                                          2,426
18,365


                                         Adjustments:
                                         Fixed assets
                                              Intangible assets -
goodwill
                                                       -Cost
                                   (35,924)            (27,399)
                                                       -Amortisation
                                               33,007
26,953

                                              Intangible assets -
negative goodwill
                                                         -Cost
                                        332            332

-Amortisation                                          (166)
  (55)

                                             Intangible assets - other
                                                         -Cost
                                      2,667          3,739

-Amortisation                                          (884)
  (53)

                                             Tangible assets
                                                          -Cost
                                      (302)          (302)

-Depreciation                                            209
    78

                                         Creditors: amounts falling
due after more than one year
                                                         6%
Convertible Unsecured Loan Stock 2004
                 -             73



                                         Shareholders' equity as
adjusted to accord with US GAAP
   1,365              21,731



SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

21. Differences between united kingdoM and united states generally accepted ACCOUNTING
PRINCIPLES (Continued)

Consolidated statements of cash flows

The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP but they differ, however, with regard to classification of items within them and as regards the definition of cash and cash equivalents.


Under UK GAAP, cash is defined as cash in hand and at bank and deposits repayable on demand less bank overdrafts.
Under US GAAP, cash and cash equivalents would not include bank overdrafts but would include cash deposits repayable within three months at inception. Under UK GAAP, cash flows are presented separately for operating activities, returns on investment, acquisitions, equity dividends, management of liquid resources and financing. US
GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and return on investments and servicing of finance shown under UK GAAP would be included in the determination of cash flows from operating activities under US GAAP. Under US GAAP, the payment of dividends would be included as a financing activity and capital expenditure and financial investment and acquisitions would be reported within investing activities.

The categories of cash flow under US GAAP can be summarised as follows:


                                                                2002
         2001           2000


Pound'000         Pound'000          Pound'000

Cash outflow from operating activities
          (10,129)            (11,082)             (7,902)

Cash (outflow)/inflow from investing activities
              (86)         12,836            (13,235)

Cash (outflow)/inflow from financing activities
              (12)          4,083         20,184


(Decrease)/increase in cash and cash equivalents
               (10,227)          5,837          (953)

Cash and cash equivalents at beginning of year
            12,635          6,798          7,751



Cash and cash equivalents at end of year
        2,408         12,635          6,798




SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS  (Continued)

22.  POST BALANCE SHEET EVENTs

On June 16, 2003 the Company issued 4,500,000 new ordinary shares by way of a placing for cash at 12p per share to raise Pound540,000 (before expenses) for additional working capital.

On June 25, 2003 the Company entered into a definitive agreement with FIND/SVP Inc.("FIND") for the divestiture of its US based Information Management business. The gross value of the transaction amounts to just over $5 million, including $3 million in immediate cash consideration and a further $0.4 million in potential earn outs. FIND will also assume approximately $2.1 million of net current liabilities and approximately $0.45 million of tangible fixed assets.
The transaction completed on July 3, 2003.

On June 30, 2003 the Company held an Extraordinary General Meeting of the holders of the 6% Convertible Loan
Stock of the Company at which a resolution was passed to extend the maturity date of the stock by a further year to June 2005, and amend the conversion price to 12p per share. The resolution of stockholders is conditional on the passing by ordinary shareholders of a resolution to be proposed at the Annual General Meeting on July 30, 2003 to increase the directors' authority to issue and allot shares.